UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [ ] ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Quarterly Business Review by Management for the

Quarter Ended December 31, 2017

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	7

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	13

Signatures		15

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2017	2017
	(Unaudited)	(Audited)
ASSETS	$	$
Current assets
Cash and cash equivalents	419,066	419,676
Accounts receivable, net	66,737	81,688
Investment tax credits receivable	55,956	168,963
Other tax credits	116,974	117,658
Prepaid expenses	13,041	12,819
	671,774	800,804

Investment	121,164	114,200
Property and equipment, net	19,157	23,758
	812,095	938,762
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	23,748	20,451
Accrued liabilities	20,056	19,125
Deferred revenues	55,756	92,770
	99,560	132,346
Deferred rent	18,575	8,173
Total liabilities	118,135	140,519

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2017 and March 31, 2017.	—	—
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2017 and March 31, 2017.
Common shares, no par value, voting,
Unlimited authorized shares: 8,115,140 shares issued and outstanding as at December 31, 2017 and 8,115,140 as at March 31, 2017.	19,491,757	19,484,482
Additional paid-in capital	2,961,848	2,960,789
Accumulated deficit	(21,366,064)	(21,213,270)
Accumulated other comprehensive income	(393,581)	(340,074)
	693,960	891,927
	812,095	1,064,610

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2017	Three months ended December 31, 2016	Nine months ended December 31, 2017	Nine months ended December 31, 2016
	$	$	$	$
Revenue
Mobile	20,162	49,508	91,323	149,400
Software	1,526	1,893	32,089	19,395
Software maintenance and consulting	90,915	100,883	312,691	275,976
Total revenue	112,603	152,284	436,103	444,771

Operating expenses
Cost of revenue	3,275	4,727	10,661	14,181
Selling, general and administrative	109,239	121,751	454,340	518,603
Research and development	31,567	25,905	129,809	178,602
Total operating expenses	144,081	152,383	594,810	711,386

Income (loss) from operations	(31,478)	(99)	(158,707)	(266,615)
Other income (expense):
Other income	—	—	—	582
Gain on disposition of assets	—	—	—	(383)
Interest income, net	3,999	4,634	12,820	17,021
Total other income	3,999	4,634	12,820	17,220
Net income (loss) before income taxes	(27,479)	4,535	(145,887)	(249,395)
Income tax benefit	19,706	—	62,541	64,939
Net income (loss)	(7,773)	4,535	(83,346)	(184,456)

Basic and fully diluted income (loss) per share	(0.001)	0.001	(0.010)	(0.023)
Weighted average number of shares outstanding	8,115,140	7,992,761	8,115,140	7,921,249

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2017	Nine months ended December 31, 2016
	$	$
OPERATING ACTIVITIES
Net income (loss)	(83,346)	(184,456)
Items not involving cash:
Depreciation of property and equipment	5,495	7,503
Stock-based compensation	263	15,272
Changes in operating working capital
Decrease (increase) in accounts receivable	14,951	(90,651)
Decrease (increase) in investment tax credits receivable	113,691	189,538
Decrease (increase) in prepaid expenses	(222)	11,356
Increase (decrease) in accounts payable	3,297	15,543
Increase (decrease) in deferred rent	10,402	8,742
Increase (decrease) in accrued liabilities	931	(30,035)
Increase (decrease) in deferred revenue	(37,014)	(20,003)
Cash flows provided by operating activities	(28,448)	(77,191)

INVESTING ACTIVITIES
Purchase of property and equipment	(894)	(6,585)
Purchase of an investment	—	—
Cash flows used in investing activities	(894)	(6,585)

FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	(28,164)	(16,042)

Increase (Decrease) in cash	(610)	(99,818)
Cash, beginning of period	419,676	472,317
Cash, end of period	419,066	372,499

BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2017 has been derived from our audited consolidated financial statements for the year ended March 31, 2017. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2017 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and nine month periods ended December 31, 2017 are not necessarily indicative of the results to be expected for the full year.

INVESTMENT

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	-
CP4H	187,367	-
LW Capital Pool	10,290	-
HostedBizz	1,005	797
Equispheres	111,990	119,570
NuvoBio	762	797

On April 30, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948.

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

In April 2017 the company launched a wholly owned subsidiary, NuvoBio Corporation (formerly GeneSpans Corporation) focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies for cancer treatment.

NuvoBio has signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The company is currently funding research and development projects in the following areas:

•	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and
•	The development of bi-specific immunology therapies for the treatment of kidney cancer.

On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. Various options to distribute the proceeds from the sale are being considered by the board of CP4H and will be finalized at a later date. ZIM has not recognized this transaction in its financial statements as of December 31, 2017. Once the distribution has been finalized ZIM will recognize its portion of the proceeds as a gain on the sale of assets.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month and nine-month periods ended December 31, 2017 and 2016.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

In this Item 2, references to “we”, “our”, “ZIM, “the Company” and similar terms refer to ZIM.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2017 was $112,603, a decrease from $152,284 from the quarter ended December 31, 2016. The decrease in revenue resulted from decreases in our software, maintenance and consulting segments caused by the continued decline of business in Brazil combined with declines in the SMS messaging segment.

Net loss for the quarter was $7,773, as compared to a net income of $4,535 for the quarter ended December 31, 2016. On a year-to-date basis net loss was $83,346 as of December 31, 2017 as compared to net loss of $184,456 for the same period in 2016. The net loss is a reflection of decreased revenues as stated above and is offset by decreases in research and development expenses, cost of revenue and the effects of previously reported workforce reductions.

ZIM had cash and cash equivalents of $419,066 at December 31, 2017 as compared to cash and cash equivalents of $419,676 at March 31, 2017.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a revenue within the mobile segment of operations.

In fiscal 2017, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

Due to the continued decline of the Brazilian economy and subsequent decline in ZIM’s business activity in Brazil, on August 8, 2017 the Company undertook workforce reduction measures in order to rationalize expenses to bring them in line with revenue expectations.

In April 2017, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans will fund research into genetic therapy solutions. Genespans name was changed to NuvoBio Corporation on August 25, 2017.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2016

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2017 and 2016. The information for the three months and nine months ended December 31, 2017, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2017, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with United States GAAP and is stated in US dollars.

REVENUES

	Three months ended December 31, 2017	As a %	Three months ended December 31, 2016	As a %
	$		$
Bulk SMS	20,162	18	49,508	33
	20,162	18	49,508	33

Software	1,526	1	1,893	1
Maintenance and consulting	90,915	81	100,883	66
	92,441	82	102,776	67

Total Revenue	112,603	100	152,284	100

	Nine months ended December 31, 2017	As a %	Nine months ended December 31, 2016	As a %
	$		$
Bulk SMS	91,323	21	149,400	34
	91,323	21	149,400	34

Software	32,089	7	19,395	4
Maintenance and consulting	312,691	72	275,976	62
	344,780	79	295,371	66

Total Revenue	436,103	100	444,771	100

Total revenues for the three months ended December 31, 2017 were $112,603 as compared to $152,284 for the three months ended December 31, 2016. Total revenues for the nine months ended December 31, 2017 were $436,103 as compared to $444,771 for the nine months ended December 31, 2016. This quarter over quarter decrease of $39,681 (26%) and the year-to-date decrease of 8,668 (2%) in revenues are mainly attributable to a decrease in our SMS messaging business.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenue from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $102,776 to $92,441 for the quarters ended December 31, 2017 and 2016, respectively. On a year-to-date basis revenues have increased from $295,371 for the first nine months of fiscal 2017 to 344,780 for the first nine months of fiscal 2018. The year-to-date and increase in revenue are mainly due to increased software sales and consulting revenue. The quarterly decrease in revenue is due to the declining economy in Brazil and subsequent decline in our business activity in Brazil.

We intend to continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended December 31, 2017, we experienced a decrease in revenues from $49,508 for the period ended December 31, 2016, to $20,162. We also experienced a year-to-date revenue decrease from $149,400 for the nine months ended December 31, 2016, to $91,323 for the nine months ended December 31, 2017. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenues during the remainder of fiscal 2018.

OPERATING EXPENSES

	Three months ended December 31, 2017	Three months ended December 31, 2016	Period to period change
	$	$	$

Cost of revenue	3,275	4,727	(1,452)
Selling, general and administrative	109,239	121,751	(12,512)
Research and development	31,567	25,905	5,662
	144,081	152,383	(8,302)

	Nine months ended December 31, 2017	Nine months ended December 31, 2016	Period to period change
	$	$	$

Cost of revenue	10,661	14,181	(3,520)
Selling, general and administrative	454,340	518,603	(64,263)
Research and development	129,809	178,602	(48,793)
	598,810	711,386	(116,576)

COST OF REVENUE

	Three months ended December 31, 2017	Three months ended December 31, 2016
	$	$
Mobile
Revenue	20,162	49,508
Cost of revenue	(326)	(412)
Gross margin	19,836	49,096

Gross margin percentage	98%	99%

Software
Revenue	92,441	102,776
Cost of revenue	(2,949)	(4,315)
Gross margin	89,492	98,461

Gross margin percentage	97%	96%

	Nine months ended December 31, 2017	Nine months ended December 31, 2016

Mobile
Revenue	91,323	149,400
Cost of revenue	(1,052)	(3,481)
Gross margin	90,271	145,919

Gross margin percentage	99%	98%

Software
Revenue	344,780	295,371
Cost of revenue	(9,609)	(10,700)
Gross margin	335,171	284,671

Gross margin percentage	97%	96%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2017 and December 31, 2016 were $109,239 and $$121,751, respectively. On a year-to-date basis, expenses have decreased from $518,603 for the first nine months of fiscal 2017 to $454,340 for the first nine months of fiscal 2018. The decrease in selling, general and administrative relates to decreased stock based compensation and workforce reductions.

STOCK-BASED COMPENSATION

For the three months ended December 31, 2017 and December 31, 2016, we recognized compensation expense for employees and consultants of $263 and $14,426, respectively. On a year-to-date basis stock-based compensation has decreased from $15,272 for the first nine months of fiscal 2017 to $263 for the first nine months of fiscal 2018. The Company does not have any non-vested awards outstanding.

On November 14, 2016, the Company issued 4,165,226 common shares to executive officers and directors in lieu of option based compensation for services provided. 635,850 shares were issued to Dr. Michael Cowpland, 3,130,000 shares were issued to a holding company controlled by Mr. James Stechyson and 399,376 shares were issued to a holding company controlled by Mr. John Chapman. Our common share trading price at the time of the issue was $0.0035 and compensation expense of $14,426 was recognized.

On November 20, 2017, the Company awarded 16,000 common shares to executive officers and directors in lieu of option based compensation for services provided. 11,000 shares were awarded to Dr. Michael Cowpland, and 5,000 shares were awarded to a holding company controlled by Mr. James Stechyson. Our common share trading price at the time of the issue was $0.0053 and compensation expense of $84.80 was recognized. The 16,000 common shares have not yet been issued.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2017 and 2016 were $31,567 and $25,905, respectively. This increase reflects recent increases in workforce. On a year-to-date basis, research and development expenses have decreased from $178,602 for the first nine months of fiscal 2017 to $129,809 for the first nine months of fiscal 2018 and are reflective of decreased labor costs due to staff reductions.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2017, ZIM had cash and cash equivalents of $419,066 and working capital of $572,214, as compared to cash and cash equivalents of $419,676 and working capital of $668,458 at March 31, 2017. This decrease in cash position principally reflects losses in fiscal 2018 and is largely offset by tax credits received.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2017	Nine months ended December 31, 2016
	$	$
Cash flows provided by (used in) operating activities	28,448	(77,191)
Cash flows used in investing activities	894	6,585
Cash flows provided by financing activities	-	-

At December 31, 2017, the Company had a working capital line from its principal banker for approximately $39,857 in addition to a cash and cash equivalent balance of $419,066. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On February 9, 2018, ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $60,000 Canadian dollars ($47,828 United States dollars).

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $419,066 are comprised of $118,804 in cash and $307,262 in cash equivalents. The cash equivalents of $307,262 at December 31, 2017 (349,519 at March 31, 2017) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $165,995 ($208,241 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $141,267 - No Maturity. These deposits are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2017	March 31, 2017

Canadian dollars	283,862	231,785
US dollars	36,946	78,366
Brazilian reals	516,212	523,305

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2017	March 31, 2017

Canadian dollars	44,592	86,759
US dollars	8,550	-
Brazilian reals	74,996	51,968

Accounts payable include the following amounts payable in their source currency:

	December 31, 2017	March 31, 2017

Canadian dollars	7,203	20,288
US dollars	17,773	-
Brazilian reals	772	16,399

Accrued liabilities include the following accruals in their source currency:

	December 31, 2017	March 31, 2017

Canadian dollars	14,295	23,506
Brazilian reals	28,690	4,611

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2017	March 31, 2017

Canada	53%	80%
North America, excluding Canada	13%	-%
South America	34%	20%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
February 15, 2018	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 15, 2018	/s/ John Chapman John Chapman, Chief Financial Officer